UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 20, 2017

Gartner, Inc.

(Exact name of registrant as specified in its charter)

Delaware	1-14443	04-3099750
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 10212
56 Top Gallant Road
Stamford, CT 06902-7700

(Address of principal executive offices, including zip code)

(203) 316-1111

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

On January 20, 2017, Gartner, Inc., a Delaware corporation (“Gartner”) and certain of its subsidiaries (together with Gartner, the “Loan Parties”), entered into an agreement among Gartner, the other Loan Parties party thereto, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent (the “Administrative Agent,” and such agreement, the “Amendment”), which amended Gartner’s existing credit facility, dated as of June 17, 2016 (the “Existing Credit Agreement”) among Gartner, the several lenders party thereto and the Administrative Agent. Additionally, the Amendment amended the Guarantee and Collateral Agreement, dated as of June 17, 2016, among Gartner, each other Loan Party party thereto and the Administrative Agent.

The Amendment was entered into in connection with Gartner’s planned acquisition of CEB, Inc. previously disclosed in Gartner’s Current Report on Form 8-K filed with the SEC on January 5, 2017 (the “Merger”). The Amendment permits entry into certain additional credit facilities and issuance of certain debt securities that Gartner intends to enter into, and, if applicable, issue, for the purpose of financing the merger consideration, the repayment and redemption of certain outstanding indebtedness of CEB and its subsidiaries and to pay related fees and expenses in connection with the Merger. In addition, the Amendment effected certain changes to the negative covenants in the Existing Credit Agreement, including an increase to the maximum total leverage and secured leverage permitted thereunder through the end of the sixth full fiscal quarter following the closing of the Merger. The Amendment also included changes to certain other terms to permit Gartner to consummate the Merger and facilitate the operations of the combined company, including an increase of the letter of credit sub-limit to $75.0 million (subject to certain qualifications), revision of the applicable margins and increases to dollar-based baskets and thresholds. The Amendment gave Gartner the ability to incur additional term loans as an incremental tranche to the Existing Credit Agreement. Finally, the Amendment provided that (subject to certain qualifications) the extension of credit under the revolving credit facility necessary to consummate the Merger will be subject only to the limited conditions set forth in the commitment letter previously filed as an exhibit to the Current Report on Form 8-K filed by Gartner on January 5, 2017. As set out in the Amendment, certain of these changes to the Existing Credit Facility became effective immediately and certain changes will become effective upon the closing of the Merger.

Other than as specifically provided in the Amendment and as stated therein, the amendment had no effect on any schedules, exhibits or attachments to the Existing Credit Agreement, which remain in effect without any amendment or modification thereto.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the Amendment, which is attached as Exhibit 10.1 to this Current Report on Form 8-K and incorporated by reference herein.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information in Item 1.01 regarding the Amendment is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

10.1	First Amendment, dated as of January 20, 2017, among Gartner, Inc., each other Loan Party party thereto, the Lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent.

Cautionary Note Regarding Forward-Looking Statements

This Current Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements generally relate to future events or Gartner’s future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern Gartner’s expectations, strategy, plans or intentions. Gartner’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including but not limited to:

•	failure of CEB stockholders to adopt the Agreement and Plan of Merger (the “Merger Agreement”) dated January 5, 2017, by and among Gartner, Cobra Acquisition Corp. and CEB Inc. or that the companies will otherwise be unable to consummate the Merger on the terms set forth in the Merger Agreement;

•	the risk that the businesses will not be integrated successfully;

•	the risk that synergies will not be realized or realized to the extent anticipated;

•	uncertainty as to the market value of the Gartner merger consideration to be paid in the Merger;

•	the risk that required governmental approvals of the Merger will not be obtained;

•	the risk that, following this transaction, Gartner will not realize its financing or operating strategies;

•	litigation in respect of either company or the Merger; and

•	disruption from the Merger making it more difficult to maintain certain strategic relationships.

The forward-looking statements contained in this Current Report are also subject to other risks and uncertainties, including those more fully described in Gartner’s filings with the SEC, including Gartner’s Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 24, 2016 and those discussed in “Risk Factors” in the Registration Statement on Form S-4 to be filed by Gartner with the SEC at a future date and in the documents which are incorporated by reference therein. The forward-looking statements in this Current Report are based on information available to Gartner as of the date hereof, and Gartner disclaims any obligation to update any forward-looking statements, except as required by law.

Additional Information and Where to Find It

This communication references a proposed business combination involving Gartner and CEB. In connection with the proposed transaction, Gartner will file with the SEC a Registration Statement on Form S-4 that includes the preliminary proxy statement of CEB and that will also constitute a prospectus of Gartner. The information in the preliminary proxy statement/prospectus is not complete and may be changed. Gartner may not issue the common stock referenced in the proxy statement/prospectus until the Registration Statement on Form S-4 filed with the SEC becomes effective. The preliminary proxy statement/prospectus, this Current Report on Form 8-K and any related communication are not offers to sell Gartner securities, are not soliciting an offer to buy Gartner securities in any state where the offer and sale is not permitted and are not a solicitation of any vote or approval. The definitive proxy statement/prospectus will be mailed to stockholders of CEB.

GARTNER AND CEB URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by Gartner (when they become available) may be obtained free of charge on Gartner’s website at www.gartner.com or by directing a written request to Gartner, Inc., Investor Relations, 56 Top Gallant Road Stamford, CT 06902-7747. Copies of documents filed with the SEC by CEB (when they become available) may be obtained free of charge on CEB’s website at www.cebglobal.com or by directing a written request to CEB, Inc. care of Investor Relations, 1919 North Lynn Street, Arlington, VA 22209.

Participants in the Merger Solicitation

Each of Gartner, CEB and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding these persons who may, under the rules of the Securities and Exchange Commission, be considered participants in the solicitation of CEB stockholders in connection with the proposed transaction is set forth in the proxy statement/prospectus described above filed with the Securities and Exchange Commission. Additional information regarding Gartner’s executive officers and directors is included in Gartner’s definitive proxy statement, which was filed with the SEC on April 11, 2016. Additional information regarding CEB’s executive officers and directors is included in CEB’s definitive proxy statement, which was filed with the SEC on April 29, 2016. You can obtain free copies of these documents using the information in the paragraph immediately above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Gartner, Inc.

Date: January 24, 2017	By:	/s/ Craig W. Safian
Craig W. Safian Senior Vice President, Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

10.1	First Amendment, dated as of January 20, 2017, among Gartner, Inc., each other Loan Party party thereto, the Lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent.